UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of August 2006

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                       Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

        The following document is being filed with this 6-K report and is attached hereto.

Press Release announcing Quinenco's first quarter 2006 consolidated results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:

Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                      QUINENCO S.A. ANNOUNCES CONSOLIDATED
                      RESULTS FOR THE FIRST QUARTER OF 2006

(Santiago, Chile, April 28, 2006) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the first quarter ended March 31, 2006.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (4.1% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on March 31, 2006 (Ch$526.18 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               1Q 2006 HIGHLIGHTS
--------------------------------------------------------------------------------

- Consolidated revenues increased by 26.7% to Ch$132,212 million (US$251.3 million), attributable to the strong quarterly sales growth at Madeco of 31.1%.

- Operating income reached Ch$10,258 million (US$19.5 million), up by 30.4% from the Ch$7,867 million (US$15.0 million) reported in the first quarter of 2005, attributable to higher operating income at Madeco, which grew by 25.3%.

- Without exception, group operating companies performed well, and their contribution Quinenco's net profits reached Ch$24,707 million (US$47.0 million), up 8.3% compared to 1Q 2005.

- Non-operating results declined from Ch$30,456 million (US$57.9 million) to Ch$11,153 million (US$21.2 million). 1Q 2005 included a non-recurring gain on the sale and exchange of Almacenes Paris shares of Ch$21,825 million (US$41.5 million), which mainly explains the variations between the two periods.

- Net income amounted to Ch$14,921 million (US$28.4 million) in the first quarter of 2006.

- Earnings per share amounted to Ch$13.82 (US$0.03) and earnings per ADR to Ch$138.20 (US$0.26) for the first quarter of 2006.

--------------------------------------------------------------------------------

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QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GROUP HIGHLIGHTS - FIRST QUARTER 2006 AND SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

-------------------------
Quinenco
-------------------------

At the General Ordinary Shareholders' Meeting held on April 27, 2006, shareholders approved a dividend distribution corresponding to 2005 net income of Ch$14.44793 per share, payable to shareholders registered with the company as of May 10, 2006. The total amount of the dividend is Ch$15,600 million, equivalent to 32.65% of 2005 (liquid) net income.

-------------------------
CCU
-------------------------

On March 21, 2006, Quinenco and Heineken, through a wholly-owned subsidiary of IRSA, the controlling entity of CCU, purchased an additional 1.95% interest in CCU. As a consequence, IRSA's interest in CCU increased to 66.1%

Net Income Contribution
---------------------------------------------------------------------------------------------------------------
                                           Quinenco's
                                          ownership %       1Q 2005        4Q 2005       1Q 2006       1Q 2006
Sector/Company                           at 3/31/2006          MCh$           MCh$          MCh$          MUS$
---------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                           52.2%        12,744         10,914        13,176          25.0
---------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                         33.1%         6,102          6,419         6,748          12.8
---------------------------------------------------------------------------------------------------------------
Telecommunications:
Telefonica del Sur (1)                          73.7%         1,343          1,401         1,537           2.9
Entel (2)                                        5.7%         1,127          1,030         1,329           2.5
---------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                                      47.8%         2,042            855         3,085           5.9
---------------------------------------------------------------------------------------------------------------
Other operating companies (5)                                  (550)        (2,472)       (1,168)         (2.2)
---------------------------------------------------------------------------------------------------------------
Total operating companies                                    22,808         18,147        24,707          47.0
---------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                                  7,501        (12,139)       (9,786)        (18.6)
---------------------------------------------------------------------------------------------------------------
Total                                                        30,309          6,008        14,921          28.4
---------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

(3)   Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

(5) Other operating companies include results from Hoteles Carrera, Habitaria and Indalsa.

      -----------------------
      Net Income - 1Q 2006
      -----------------------

         Quinenco reported net income for the first quarter of 2006, which amounted to Ch$14,921 million (US$28.4 million), compared to net income of Ch$30,309 million (US$57.6 million) in the first quarter of 2005. 1Q 2005 income (at the Quinenco holding company level) included a non-recurring gain on the sale and exchange of shares of Almacenes Paris of Ch$21,825 million (US$41.5 million), mainly explaining the variation in net income between the two quarters.

         The net income contribution from operating companies reached Ch$24,707 million (US$47.0 million), up by 8.3% compared to the same quarter in 2005. The increase was attributable to higher results from all of Quinenco main operating companies which benefited from strong growth under the favorable economic conditions seen during the first quarter.

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QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

      Earnings per ordinary share amounted to Ch$13.82 (US$0.03) and earnings per ADR, Ch$138.20 (US$0.26).

                              Consolidated Income Statement Breakdown
----------------------------------------------------------------------------------------------------
                                             1Q 2005        4Q 2005         1Q 2006         1Q 2006
                                               MCh$           MCh$            MCh$            MUS$
----------------------------------------------------------------------------------------------------
Revenues
----------------------------------------------------------------------------------------------------
Madeco                                        90,289         88,289         118,367           225.0
Telefonica del Sur                            13,423         13,863          13,546            25.7
Quinenco & holding                               632            329             299             0.6
----------------------------------------------------------------------------------------------------
Total                                        104,344        102,481         132,212           251.3
----------------------------------------------------------------------------------------------------
Operating income (loss)
----------------------------------------------------------------------------------------------------
Madeco                                         7,593          5,880           9,512            18.1
Telefonica del Sur                             3,008          3,320           3,075             5.8
Quinenco & holding                            (2,734)        (2,506)         (2,329)           (4.4)
----------------------------------------------------------------------------------------------------
Total                                          7,867          6,694          10,258            19.5
----------------------------------------------------------------------------------------------------
Non-operating income (loss)
----------------------------------------------------------------------------------------------------
Interest income                                  643          1,046           1,239             2.4
Share of net income/loss from related co:
Banco de Chile                                12,744         10,914          13,176            25.0
CCU                                            6,102          6,419           6,748            12.8
Entel                                          1,127          1,030           1,329             2.5
Other equity investments                         (59)          (652)            (18)             --
Other non-op income                           24,943          2,477             508             1.0
Amortization of GW expense                    (5,325)        (6,601)         (5,239)          (10.0)
Interest expense                              (7,301)        (6,397)         (6,967)          (13.2)
Other non-op expenses                         (2,241)        (3,606)         (1,729)           (3.3)
Price-level restatement                          (96)        (2,215)            698            (1.3)
Foreign exchange gains & losses                  (81)        (2,265)          1,408            (2.7)
----------------------------------------------------------------------------------------------------
Total                                         30,456            150          11,153            21.2
----------------------------------------------------------------------------------------------------
Income tax                                    (5,715)           684          (2,394)           (4.5)
Extraordinary items                               --             --              --              --
Minority interest                             (2,609)        (1,954)         (4,477)           (8.5)
Amortization of negative GW                      310            434             381             0.7
----------------------------------------------------------------------------------------------------
Net income (loss)                             30,309          6,008          14,921            28.4
----------------------------------------------------------------------------------------------------

      ---------------------
      Revenues - 1Q 2006
      ---------------------

      Consolidated revenues for the first quarter of 2006 were Ch$132,212 million (US$251.3 million), up by 26.7% from the Ch$104,344 million (US$198.3 million) reported in the first quarter of 2005, mostly explained by a 31.1% increase in Madeco's sales as a result of higher volume sales in its main markets and price increases associated with the rise in copper prices.

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QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

      Consolidated sales can be broken down as follows: Madeco (89.5%), Telefonica del Sur (10.2%) and others (0.3%).

      -----------------------------
      Operating Income - 1Q 2006
      -----------------------------

      Operating income for the first quarter of 2006 was Ch$10,258 million (US$19.5 million), up by 30.4% from the Ch$7,867 million (US$15.0 million) reported in the first quarter of 2005. The sharp rise in consolidated operating income was attributable to Madeco's operations, mainly due to the increase in operating income associated with the cable and flexible packaging business units.

      ----------------------
      EBITDA - 1Q 2006
      ----------------------

      EBITDA reached Ch$17,230 million (US$32.7 million) in 1Q 2006, compared to Ch$14,477 million (US$27.5 million) in 1Q 2005, an increase of 19.0% compared to the same period of 2005, mainly attributable to Madeco's operations.

      ---------------------------------
      Non-Operating Results -1Q 2006
      ---------------------------------

      Quinenco reported non-operating income of Ch$11,153 million (US$21.2 million) in the first quarter of 2006, compared to non-operating income of Ch$30,456 million (US$57.9 million) in the same quarter of 2005. 1Q 2005 non-operating income included a non-recurring gain on the sale and exchange of shares of Almacenes Paris of Ch$21,825 million (US$41.5 million), mainly explaining the variation in results between the two quarters. The main items included in non-operating results are discussed below:

            --------------------------------------------------------------------
            Proportionate share of net income of equity method investments (net)
            --------------------------------------------------------------------

            Quinenco's proportionate share of net income from equity method investments (net), which includes the results from Banco de Chile and CCU, Quinenco's most significant investments, reached Ch$21,235 million (US$40.4 million), compared to Ch$19,914 million (US$37.8 million) in 1Q 2005, an increase of 6.6%. The increase corresponded to growth in the proportionate share of net income from Banco de Chile (+3.4%), CCU (+10.6%) and Entel (+17.9%).

            ----------------------------
            Other non-operating income
            ----------------------------

            Other non-operating income was Ch$508 million (US$1.0 million), compared to Ch$24,943 million (US$47.4 million) in the first quarter of 2005. Other non-operating income in 1Q 2005 was mainly composed of a gain on the sale and exchange of shares of Almacenes Paris amounting to Ch$21,825 million (US$41.5 million), explaining the difference between the two quarters.

            ----------------------------------
            Amortization of goodwill expense
            ----------------------------------

            Amortization of goodwill expense amounted to Ch$5,239 million (US$10.4 million) in the first quarter of 2006, almost unchanged from the Ch$5,325 million (US$10.1 million) reported in the same period of 2005. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile. As of March 31, 2006, goodwill amounting to Ch$266,496 million (US$506.5 million) was associated with the Banco de Chile acquisition. Goodwill is amortized using the straight-line method over twenty years.

            ------------------
            Interest Expense
            ------------------

            Interest expense for the first quarter of 2006 amounted to Ch$6,967 million (US$13.2 million), a reduction of 4.6% compared to the same period in 2005. The decrease corresponds to lower interest expense at Telefonica del Sur and the corporate level.


                                                                    Page 4 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

            -------------------------
            Price-level restatement
            -------------------------

            Price-level restatement gains amounted to Ch$698 million (US$1.3 million) in the first quarter of 2006, compared to price-level restatement losses of Ch$96 million (US$0.2 million) in the same period in 2005.

            ---------------------------------------
            Foreign Currency Exchange Differences
            ---------------------------------------

            In 1Q 2006, the gains specific to foreign currency differences amounted to Ch$1,408 million (US$2.7 million), compared to losses amounting to Ch$81 million (US$0.2 million) reported in the first quarter of 2005, almost entirely attributable to Madeco's operations as a result of the revaluation of the Brazilian real and its effect on US dollar denominated debt in Ficap (Brazil).

      ----------------------------
      Income Taxes - 1Q 2006
      ----------------------------

      Quinenco reported income tax expense of Ch$2,394 million (US$4.5 million), compared to Ch$5,715 million (US$10.9 million) in the same period of 2005. In 1Q 2005, provisions for income taxes included the estimated tax liability associated with the disposal of Almacenes Paris, which mainly explains the variation during the two quarters.

      ----------------------------
      Minority Interest - 1Q 2006
      ----------------------------

      In the first quarter of 2006, Quinenco reported a deduction from income of Ch$4,477 million (US$8.5 million), compared to a deduction from income of Ch$2,609 million (US$5.0 million) in 1Q 2005. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's first quarter 2006 income.

--------------------------------------------------------------------------------
     CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 4th quarter of 2005)
--------------------------------------------------------------------------------

                                    Condensed Consolidated Balance Sheet
---------------------------------------------------------------------------------------------------------
                                                     As of          As of           As of          As of
                                                   3/31/05       12/31/05         3/31/06        3/31/06
                                                      MCh$           MCh$            MCh$           MUS$
---------------------------------------------------------------------------------------------------------
Current assets                                     288,100        267,623         335,814          638.2
Fixed assets                                       288,005        256,708         255,983          486.5
Other assets                                       836,557        834,103         809,205        1,537.9
---------------------------------------------------------------------------------------------------------
Total assets                                     1,412,662      1,358,434       1,401,002        2,662.6
---------------------------------------------------------------------------------------------------------
Current liabilities                                130,131         99,453         123,119          234.0
Long-term liabilities                              473,398        418,203         418,188          794.8
Minority interest                                  117,732        138,638         144,836          275.3
Shareholders' equity                               691,401        702,140         714,859        1,358.5
---------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity         1,412,662      1,358,434       1,401,002        2,662.6
---------------------------------------------------------------------------------------------------------

      -----------------------
      Current Assets
      -----------------------

      Current assets increased 25.5% compared to the fourth quarter of 2005, mainly due to an increase in cash and cash equivalents related to the receipt of dividends and a higher stock and accounts receivable level at Madeco.


                                                                    Page 5 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

      -------------------------------
      Fixed Assets and Other Assets
      -------------------------------

      Fixed assets did not vary significantly from the fourth quarter of 2005. Other assets decreased by 3.0%, mainly due to the reduction in the equity value of the Company's investment in Banco de Chile post-dividend.

      --------------------
      Current Liabilities
      --------------------

      Current liabilities increased by 23.8% compared to the fourth quarter of 2005, primarily due to an increase in short-term bank debt at Madeco to finance additional working capital needs as a result of the higher sales level and rising copper prices.

      -------------------------
      Long-term Liabilities
      -------------------------

      Long-term liabilities did not vary significantly from the fourth quarter of 2005.

      --------------------
      Minority Interest
      --------------------

      Minority interest increased by 4.5% compared to the fourth quarter of 2005, mostly attributable to minority interest in Madeco.

      --------
      Equity
      --------

      Shareholders' equity increased by 1.8% as a result of the period earnings.

      -----------------------------------------
      Quinenco Corporate Level Debt and Cash
      -----------------------------------------

      As of March 31, 2006, financial debt at the corporate level was Ch$338,500 million (US$643.3 million). As of the same date, cash and cash equivalents amounted to Ch$121,611 million (US$231.1 million). The debt to total capitalization ratio at the corporate level was 32.0%.

      -------
      NAV
      -------

      As of March 31, 2006, the estimated net asset value (NAV) of Quinenco was US$2,110 million (Ch$1,028 per share) and market capitalization was US$1.354 million (Ch$660 per share). The discount to NAV is estimated at 35.8% for the same period.

                               NAV as of 3/31/2006
                                 US$2.1 billion

                               [PIE CHART OMITTED]

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QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------


                            NAV/Share Price Evolution
                                 As of 3/31/2006

                               [LINE CHART OMITTED]

------------------------------------
SECTOR /OPERATING COMPANY ANALYSIS
------------------------------------

-------------------------
FINANCIAL SERVICES SECTOR
-------------------------

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2005 and 2006:

-------------------------------------------------------------------------------------------------
                                       FINANCIAL SERVICES
-------------------------------------------------------------------------------------------------
                                          Ownership     1Q 2005   4Q 2005      1Q 2006   1Q 2006
                                                  %        MCh$      MCh$         MCh$      MUS$
-------------------------------------------------------------------------------------------------
Banco de Chile (1)                            52.2%      12,744    10,914       13,176      25.0
-------------------------------------------------------------------------------------------------

1)    Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

                                            BANCO DE CHILE
-------------------------------------------------------------------------------------------------
                                            1Q 2005         4Q 2005         1Q 2006      1Q 2006
                                               MCh$            MCh$            MCh$         MUS$
-------------------------------------------------------------------------------------------------
Operating revenues                          114,111         139,509         126,291        240.0
Provision for loan losses                   ( 5,785)        (10,106)         (6,633)       (12.6)
Operating expenses                          (64,467)        (76,067)        (70,579)      (134.1)
Net Income (loss)                            42,513          39,205          45,135         85.8
-------------------------------------------------------------------------------------------------
Loan portfolio                            7,375,966       8,181,307       8,325,550     15,822.6
Total assets                             10,398,264      10,660,683      10,895,933     20,707.6
Shareholders' equity                        581,745         772,782         668,767      1,271.0
-------------------------------------------------------------------------------------------------
Net financial margin                            3.6%            4.5%            3.8%
Efficiency ratio                               56.5%           54.5%           55.9%
ROAE                                           24.4%           20.6%           22.9%
ROAA                                            1.7%            1.5%            1.7%
-------------------------------------------------------------------------------------------------

-------------------
1Q 2006 Results
-------------------

Operating revenues increased by 10.7% to Ch$126,291 million (US$240.0 million) in the first quarter of 2006. The rise in operating revenues was primarily due to an increase in net financial income, which rose by 13.1% to Ch$91,451 million (US$173.8 million) as a result of a 6.8% growth in average interest earning assets, higher results associated with demand deposits as a result of higher nominal interest rates and a better asset mix compared to 1Q 2005. Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 72.4% of operating revenues in 1Q 2006. To a lesser extent, an increase of Ch$3,122 million (US$5.9 million) in gains on the sale of financial instruments also contributed

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QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

to the increase in operating revenues during the first quarter of the year. These gains, which amounted to Ch$4,461 million (US$8.5 million) were the result of higher earnings on the sale of local, foreign and mortgage finance bonds. Fee income, a component of operating revenues, fell by 4.8% to Ch$30,379 million (US$57.7 million), mainly attributable to higher fees paid to the sales force, lower fee income earned by the bank's stock brokerage subsidiary and lower income from sales of assets received in lieu of payment, the effect of which was partially offset by higher income from the mutual funds and insurance subsidiaries. Fee income accounted for 24.1% of operating revenues in 1Q 2006.

Provisions, which amounted to Ch$6,633 million (US$12.6 million), showed an increase of 14.7% from the Ch$5,785 million (US$11.0 million) reported in the first quarter of 2005, mainly due to a decrease in recoveries of loans previously charged off associated with the wholesale market. This reflected a 0.3% provision to average loans (compared with 0.9% for the financial system as a whole).

Operating expenses rose by 9.5% to Ch$70,579 million (US$134.1 million) compared to the first quarter of 2005, primarily due to higher administrative expenses associated with the US branches, advertising and promotional expenses to support business growth in the retail banking area and an increase in the headcount of 1,007 employees, mainly in the bank's commercial area.

Price-level restatement gains totaled Ch$1,666 million (US$3.2 million) compared to price-level restatement gains of Ch$4,090 million (US$7.8 million) reported in 1Q 2005. The reduction in gains in 1Q 2006 reflect the lower negative inflation rate used for adjustment purpose sin 1Q 2006 vis-a-vis 1Q 2005 (-0.3% vs. -0.8%).

Net income increased by 6.2% reaching Ch$45,135 million (US$85.8 million) in 1Q 2006, driven by the aforementioned 13.1% increase in net financial income and gains on the sale of financial instruments, the effect of which more than offset the rise in operating expenses reported during the first quarter of the year.

As of March 2006, the Bank's loan portfolio (net of inter-bank loans) had grown by 12.9% over the last twelve month period, mostly in commercial, consumer and contingent loans, driven by the dynamic economic scenario.

Banco de Chile is the second ranked bank in the country with a market share of 17.7% according to information published by the Chilean Superintendency of Banks for the period ended March 31, 2006. Its return on capital and reserves after taxes (annualized) reached 29.0%, compared to 18.5% for the local financial system, according to the same source.

----------------------
FOOD & BEVERAGE SECTOR
----------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2005 and 2006:

-------------------------------------------------------------------------------
                                 FOOD & BEVERAGE
-------------------------------------------------------------------------------
                         Ownership    1Q 2005     4Q 2005   1Q 2006    1Q 2006
                                 %       MCh$        MCh$      MCh$       MUS$
-------------------------------------------------------------------------------
CCU                          33.1%      6,102       6,419     6,748       12.8
-------------------------------------------------------------------------------

                                                  CCU
-------------------------------------------------------------------------------
                                  1Q 2005       4Q 2005     1Q 2006    1Q 2006
                                     MCh$          MCh$        MCh$       MUS$
-------------------------------------------------------------------------------
Sales                             129,596       148,149     139,282      264.7
Operating income (loss)            25,710        25,752      26,808       50.9
Net Income (loss)                  19,806        19,212      20,414       38.8
-------------------------------------------------------------------------------
Total assets                      627,442       641,343     650,865    1,237.0
Shareholders' equity              335,292       318,073     340,786      647.7
-------------------------------------------------------------------------------

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QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
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-------------------
1Q 2006 Results
-------------------

CCU's sales in the first quarter of 2006 grew by 7.5% compared to the first quarter of 2005, due to an increase in consolidated sales volumes and higher average prices. The growth in sales volume was led by the Chilean beer segment (+8.1%), the soft drink, nectar and mineral water segment (+6.6%), the pisco segment (+48.8%), and the Argentine beer segment (+1.1%). The increase in volumes was partially offset by an 8.2% decline in wine volume. Higher average prices correspond to Chilean beer, pisco and mineral water, the effect of which was partially offset by lower average price of Argentine beer, nectars, soft drinks and wine.

Operating income increased by 4.3% to Ch$26,808 million (US$50.9 million) due to the higher sales level, the effect of which was partially offset by an increase in COGS and SG&A expenses associated with higher marketing and distribution expenses. The consolidated operating margin was 19.2% of sales, compared to 19.8% in the same period of 2005.

CCU reported non-operating losses of Ch$1,304 million (US$2.5 million), down from the Ch$1,375 million (US$2.6 million) reported in 1Q 2005. The slight improvement in non-operating results was attributable to a variety of factors, including improved FX results, price-level restatement results and a higher level of other non-operating income, the effect of which was partially offset by an increase in interest expense.

Net income amounted to Ch$20,414 million (US$38.8 million), an increase of 3.1% from the net income of Ch$19,806 million (US$37.6 million) reported in the first quarter of 2005. The rise in period profits was due to the aforementioned improvement in operating and non-operating results during the quarter, partially offset by an increase in income tax provisions during the period.

-------------------------
TELECOMMUNICATIONS SECTOR
-------------------------

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2005 and 2006:

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                            TELECOMMUNICATIONS
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                          Ownership     1Q 2005   4Q 2005     1Q 2006    1Q 2006
                                  %        MCh$      MCh$        MCh$       MUS$
--------------------------------------------------------------------------------
Telefonica del Sur            73.7%       1,343     1,401       1,537        2.9
Entel (1)                      5.7%       1,127     1,030       1,329        2.5
--------------------------------------------------------------------------------

(1) Non-controlling interest.

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QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

                                              TELEFONICA DEL SUR
--------------------------------------------------------------------------------
                                  1Q 2005       4Q 2005     1Q 2006     1Q 2006
                                     MCh$          MCh$        MCh$        MUS$
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Sales                              13,423        13,862      13,546        25.7
Operating income (loss)             3,008         3,320       3,075         5.8
Net Income (loss)                   1,823         1,902       2,086         4.0
--------------------------------------------------------------------------------
Total assets                      136,711       128,238     126,223       239.9
Shareholders' equity               67,651        67,490      69,306       131.7
--------------------------------------------------------------------------------

--------------------
1Q 2006 Results
--------------------

Telefonica del Sur's revenues, which reached Ch$13,546 million (US$25.7 million) in the first quarter of 2006, varied only slightly from the Ch$13,423 million (US$25.5 million) reported in the first quarter of 2005. Nonetheless, the revenue mix favored non-regulated services such as wide band internet, security services and data transmission services which made up 26.9% of revenues in 1Q 2006, compared to 23.7% in the same period of 2005.

Revenue from Internet, security services and data transmission grew by 14.2% during the first quarter reaching Ch$3,640 million (US$6.9 million). Most notable was the growth experienced in Internet services whose client base now includes 39,732 clients, implying an increase in revenue for the quarter of Ch$336 million (US$0.6 million).

Revenue associated with Telefonica del Sur's fixed telephony and access charges which made up 56.1% of sales in 1Q 2006, fell by 6.0% to Ch$7,598 million (US$14.4 million) as substitution of fixed telephony for mobile telephony and other alternatives continue to capture a portion of the company's traditional sale base.

Basic telephony services accounted for 45.7% of all revenues, followed by user access charges (10.4%), long distance services (8.1%), public telephones (5.7%), and other non-regulated services (30.1%).

In spite of the change the company is undergoing in revenue base, operating profit increased by 2.2% to Ch$3,075 million (US$5.8 million), compared to Ch$3,008 million (US$5.7 million) in the first quarter of 2005. The rise in operating income in 1Q 2006 mainly corresponded to a reduction in SG&A expenses.

Telefonica del Sur reported non-operating losses of Ch$391 million (US$0.7 million), down by 34.2% from the non-operating losses of Ch$595 million (US$1.1 million) reported in 1Q 2005. The decline in non-operating losses was primarily attributable to lower interest expense as a consequence of a lighter debt load.

Telefonica del Sur reported net income of Ch$2,086 million (US$4.0 million), an increase of 14.5% compared to the same period in 2005, mainly as a result of the aforementioned improvement in operating and non-operating performance during the quarter.

--------------------
MANUFACTURING SECTOR
--------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2005 and 2006:

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                                    MANUFACTURING
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                        Ownership      1Q 2005    4Q 2005    1Q 2006    1Q 2006
                                %         MCh$       MCh$       MCh$       MUS$
--------------------------------------------------------------------------------
Madeco                      47.8%        2,042        855      3,085        5.9
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                                                                   Page 10 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

                                            MADECO
--------------------------------------------------------------------------------
                              1Q 2005       4Q 2005       1Q 2006       1Q 2006
                                 MCh$          MCh$          MCh$          MUS$
--------------------------------------------------------------------------------
Sales                          90,289        88,289       118,367         225.0
Operating income (loss)         7,593         5,880         9,512          18.1
Net Income (loss)               3,986         1,797         6,451          12.3
--------------------------------------------------------------------------------
Total assets                  371,056       343,305       379,356         721.0
Shareholders' equity          174,982       204,764       214,485         407.6
--------------------------------------------------------------------------------

---------------------
1Q 2006 Results
---------------------

Madeco's sales in the first quarter of 2006 increased by Ch$28,078 million (US$53.4 million) or 31.1% from Ch$90,289 million (US$171.6 million) to Ch$118,367 million (US$225.0 million), primarily attributable to higher volume sales and price increases associated with the rise in copper prices. The wire and cable business unit, whose sales increased by 43.2% or Ch$23,088 million (US$43.9 million), accounted for 82.2% of the total sales increase during 1Q 2006. Additionally, brass mills sales rebounded during the quarter, rising by Ch$4,622 million (US$ 8.8 million) or 25.1% compared to the same period last year.

Wire and cable sales benefited from strong demand, particularly in Argentina, Brazil and Peru. Sales of the brass mills unit benefited from volume increases in Chile, a rise in export sales and higher copper prices. Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 64.6% of total sales, followed by brass mills (19.5%), flexible packaging (9.3%) and aluminum profiles (6.6%).

Operating income rose by Ch$1,918 million (US$3.6 million) or 25.3% to Ch$9,512 million (US$18.1 million), mainly due to the increase in operating income associated with the cable and flexible packaging business units. The marked increase in the operating income of the cable business unit (+Ch$1,255 million or US$2.4 million) was a direct result of the sales increase experienced during the quarter. The improvement in the operating income of the flexible packaging unit was related to greater operating efficiencies and lower SG&A expenses. The increase in consolidated income was partially offset by a decline in the operating income associated with the brass mills unit which was affected by the revaluation of the Chilean peso vis-a-vis the US dollar on its exports and greater competition from imports in Chile. As a percentage of sales, the operating margin was 8.0%, down from 8.4% one year ago.

Non-operating losses were cut by 56.1% to Ch$888 million (US$1.7 million) in 1Q 2006. The decrease in non-operating losses was mainly attributable to exchange rate gains associated with the revaluation of the Brazilian real and its effect on US dollar denominated debt in Ficap (Brazil).

Madeco reported a net profit of Ch$6,451 million (US$12.3 million) for the first quarter of 2006, up by 61.9% compared to the net income of Ch$3,986 million (US$7.6 million) reported in 1Q 2005. The improvement in net quarterly earnings was attributable to the improvement in operating and non-operating results compared to the same period of 2005.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

--------------------------------------------------------------------------------
                                 www.quinenco.cl
                              www.quinencogroup.com
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                                                                   Page 11 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         First quarter 2006
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                            By: s/s Luis Fernando Antunez
                                               ---------------------------------
                                            Name: Luis Fernando Antunez
                                            Title: Authorized Representative

Dated: August 10, 2006